Sit Mutual Funds
3300 IDS Center, 80 South Eighth Street
Minneapolis, MN 55402
612-332-5580

December 5, 2012

VIA EDGAR & FED EX

Ms. Deborah O’Neal-Johnson
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Sit Mutual Funds II, Inc. (the “Registrant”) File Nos. 2-91312 and 811-04033 Series ID: S000039473; Class ID: C000121593

Dear Ms. O’Neal-Johnson:

This is correspondence in connection with the Post-Effective Amendment to the Registrant’s Registration Statement on Form N-1A filed on October 10, 2012. This correspondence is filed to reflect changes made in response to your comments provided to me via the telephone on November 20, 2012 and other changes. Such changes will be reflected in the Post-Effective Amendment to the Registrant’s Registration Statement to be filed the week of December 10, 2012.

Our response to each of your comments is provided below.

Comment 1.      Prospectus Page 1. Fees and Expenses of the Fund.

You asked that we confirm that there are no shareholder fees as stated in the table provided in the “Fees and Expenses of the Fund” section. We confirm this is accurate. No changes were made to the table.

Comment 2.      Prospectus Page 1. Fees and Expenses of the Fund.

In the table provided in the “Fees and Expenses of the Fund” section, you asked that we provide an estimate of the acquired fund fees and expenses or remove the line item from the table if the estimate is zero.

In response to your comment, at this time we anticipate the acquired fund fees to be zero, and have removed the “Acquired Fund Fees and Expenses” line item and corresponding footnote from the table provided in the “Fees and Expenses of the Fund” section.

Comment 3.      Prospectus Page 1. Fees and Expenses of the Fund, Example.

You stated that a new fund is required to include only the one- and three-year cost of investing in the fund. In response to your comment, we removed the five- and ten-year costs of investing in the fund.

Deborah O’Neal-Johnson
December 5, 2012

Comment 4.      Prospectus Page 2. Principal Investment Risks.

You stated that the Principal Investment Risks section should include the risk associated with investing in asset-backed securities as well as the risk associated with investing in privately placed securities that have not been registered for sale under the Securities Act of 1933 pursuant to Rule 144A (Rule 144A securities), since such investments are described as a principal investment strategy of the Fund.

In response to your comment, we have added mortgage-backed and asset-backed securities risk and Rule 144A securities risk to the list of principal investment risks of the Fund. The additional risk disclosure appears as follows:

>	Mortgage and Asset-Backed Securities Risk: The value of these securities may be adversely affected by factors including changes in interest rates, the market value of the underlying assets, and the creditworthiness of the issuer or entities that provide credit enhancements. These securities are subject to prepayment risk and the impact of prepayments on the value of these securities may be difficult to predict and may result in greater volatility.

>	Rule 144A Securities Risk: The value and liquidity of these securities may be adversely affected in the event that the number of qualified institutional buyers interested in purchasing 144A securities is limited, the Fund might be unable to dispose of such securities promptly or at reasonable prices, and they may be subject to greater volatility.

Comment 5.      Prospectus Page 3. Investment Adviser and Portfolio Managers.

You stated that the length of service should be added to each of the named primary portfolio managers of the Fund. In response to your comment, we revised the paragraph as follows:

The primary portfolio managers of the Fund are:

Michael C. Brilley, Senior Vice President, has served as Chief Fixed Income Officer of the Fund since its inception.

Bryce A. Doty, Vice President – Investments, has served as Senior Portfolio Manager of the Fund since its inception.

Mark H. Book, Vice President – Investments, has served as a Portfolio Manager of the Fund since its inception.

Chris M. Rasmussen, Vice President and Portfolio Manager of Sit Fixed Income Advisors II, LLC, has served as a Portfolio Manager of the Fund since its inception.

Comment 6.      Prospectus Page 3. Tax Information.

You asked that we shorten the information in the “Tax Information” section to conform to Item 7 of Form N-1A. In response to your comment, we have revised the “Tax Information” section to read as follows:

The Fund’s distributions will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account, in which case such distribution may be taxable at a later date.

Deborah O’Neal-Johnson
December 5, 2012

Comment 7.      Prospectus Page 6. Temporary Defensive Investing.

You asked that language be added to the “Temporary Defensive Investing” section that states that the Fund’s investment objective may not be achieved should the Fund take temporary defensive positions.

In response to your comment, we revised the paragraph as follows:

For temporary defensive purposes in periods of unusual market conditions, the Fund may invest all of its total assets in cash or short-term debt securities including certificates of deposit, bankers’ acceptances and other bank obligations, corporate and direct U.S. obligation bonds, notes, bills, commercial paper and repurchase agreements. In the event the Fund takes temporary defensive positions, the Fund may not achieve its investment objective.

Other changes made to the Registration Statement included the following:

•	Part C Exhibits unavailable at the time of the October 10, 2012 filing under Rule 485(a) are included; and
•	Correction of typographical errors and other non-material changes.

The Registrant hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Registrant also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that they will not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

I trust that this response has fully and satisfactorily addressed each of your comments. If you have any questions, please call me at 612-359-2536.

Sincerely,
/s/ Paul E. Rasmussen
Paul E. Rasmussen
Vice President & Treasurer

cc:  Michael J. Radmer